Exhibit 12.1

SANDRIDGE ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Successor		Predecessor
	Year Ended December 31, 2017	Period from October 2, 2016 through December 31, 2016	Period from January 1, 2016 through October 1, 2016	Year Ended December 31,
				2015	2014	2013	2012
Fixed Charges:
Interest expense	$4,886	$1,590	$127,517	$322,502	$244,712	$274,591 (a)	$312,869	(a)
Interest component of rent	74	7	126	321	578	1,207	851
Capitalized interest	—	—	2,240	14,019	19,717	16,691	14,789

Total	$4,960	$1,597	$129,883	$336,842	$265,007	$292,489	$328,509

Earnings:
Pretax (loss) income from continuing operations (b)	$38,313	$(333,973)	$1,440,808	$(3,697,512)	$250,709	$(548,513)	$40,905
Fixed charges	4,960	1,597	129,883	336,842	265,007	292,489	328,509
Less: interest capitalized in current period	—	—	(2,240)	(14,019)	(19,717)	(16,691)	(14,789)
Add: previously capitalized interest amortized in current period	—	1,549	4,513	4,449	2,746	2,301	1,077

Total	$43,273	$(330,827)	$1,572,964	$(3,370,240)	$498,745	$(270,414)	$355,702

Ratio of Earnings to Fixed Charges	8.7	—	12.1	—	1.9	—	1.1
Insufficient coverage	$—	$332,424	$—	$3,707,082	$—	$562,903	$—
Fixed charges	$4,960	$1,597	$129,883	$336,842	$265,007	$292,489	$328,509
Preferred dividends (c)	—	—	16,321	37,950	50,025	55,525	55,525

Total	$4,960	$1,597	$146,204	$374,792	$315,032	$348,014	$384,034

Earnings	$43,273	$(330,827)	$1,572,964	$(3,370,240)	$498,745	$(270,414)	$355,702

Ratio of Earnings to Fixed Charges and Preferred Dividends	8.7	—	10.8	—	1.6	—	—
Insufficient coverage	$—	$332,424	$—	$3,745,032	$—	$618,428	$28,332

(a)	Interest expense for the years ended December 31, 2013 and 2012 excludes the effects of $2.4 million and $8.1 million unrealized gain, respectively, on interest rate swaps.
(b)	Excludes undistributed income from equity investees.
(c)	Preferred dividends are presented on a pre-tax basis.